UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs Heads of Agreement with European Energy

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Rio de Janeiro, November 27, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the announcement made on November 16, 2023, informs that it has signed today a Heads of Agreement (HoA) with the Danish company European Energy. This agreement is an important step in negotiations to structure a business partnership aimed at implementing a commercial-scale e-methanol plant in Brazil, to be installed in the state of Pernambuco.

E-methanol is a low-carbon solution that can be used in industrial processes or as a fuel, especially in maritime transport. It is produced by combining low-carbon hydrogen, obtained through water electrolysis using renewable energy sources such as solar and wind, with biogenic carbon dioxide.

The signing of the HoA is aligned with Petrobras’ Strategic Plan 2050 and Business Plan 2025-2029 (PN 2025-29), which aim to prepare Petrobras to lead a fair energy transition, reducing its emissions and expanding the supply of more sustainable products.

The establishment of business partnerships contributes to risk mitigation, strengthening of corporate governance, and sharing of information, experiences and technology.

About European Energy

European Energy is a Danish company that develops, builds and operates renewable energy assets, including solar and wind generation projects, as well as green hydrogen-based solutions. The company is present in several countries, with assets in operation and projects under development in Brazil, being one of the pioneering companies in commercial-scale e-methanol plants worldwide.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9th floor – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the expectations of the Company's management. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer